UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 November 2018

Release Number	24/18

BHP settles longstanding transfer pricing dispute

BHP has reached an agreement with the Australian Taxation Office (ATO) to settle the transfer pricing dispute relating to its marketing operations in Singapore.

The settlement fully resolves the longstanding dispute between BHP and the ATO for all prior years, being 2003 to 2018, with no admission of tax avoidance by BHP, and provides certainty in relation to the future taxation treatment.

The dispute related to the amount of Australian tax payable as a result of the sale of BHP’s Australian commodities to BHP’s Singapore marketing business.

As part of the settlement, BHP will pay a total of approximately A$529 million in additional taxes for the income years 2003 to 2018. BHP has already paid A$328 million of this amount, following receipt of amended tax assessments and in accordance with the ATO’s normal practice.

In addition, from July 2019, BHP Group Limited will increase its ownership of BHP Billiton Marketing AG, which is the main company conducting BHP’s Singapore marketing business, from 58 per cent to 100 per cent. The change in ownership will result in all profits made in Singapore in relation to the Australian assets owned by BHP Group Limited being fully subject to Australian tax.

The change in ownership will provide certainty for BHP and the ATO regarding the Australian taxation treatment of BHP’s Singapore marketing business for future years.

Peter Beaven, BHP Chief Financial Officer, said “This is an important agreement and we are pleased to resolve this longstanding matter.”

“The A$529 million payable under the settlement is in addition to the more than A$75 billion in Australian taxes and royalties that has already been paid by BHP over that same period.”

“The settlement provides clarity for BHP and the ATO in relation to how taxes will be assessed and paid on the sale of Australian commodities. That certainty is good for business and for Australia.”

BHP’s marketing operations will continue to be located in Singapore and remain an important part of BHP’s value chain. These marketing operations contribute to BHP’s ability to compete in the global marketplace and to the value of Australia’s natural resources. Being located in Singapore provides BHP with access to a highly skilled global trading centre for its commodities in close proximity to its customer base.

Additional Information

The dispute between BHP and the ATO related to the amount of Australian tax payable as a result of the sale of Australian commodities to BHP’s Singapore marketing business. The ATO had issued amended assessments for A$661 million primary tax (A$1,042 million including interest and penalties) for the income years 2003 to 2013.

As a result of the change in ownership of BHP Billiton Marketing AG, to be 100 per cent owned by BHP Group Limited, BHP’s Singapore marketing arrangements for future years will be within the “low risk” or “green zone” for offshore marketing hubs as set out in the ATO’s Practical Compliance Guideline 2017/1 and all profits made in Singapore in relation to the Australian assets owned by BHP Group Limited will be fully subject to Australian tax.

Further information on BHP can be found at: bhp.com

Media Relations Email: media.relations@bhpbilliton.com	Investor Relations Email: investor.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 39609 3830 Mobile: +61 411 071 715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 19, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary